AMENDED AND RESTATED
SCHEDULE A

To the Sub-Advisory Agreement between
One Compass Advisors and
Robert W. Baird & Co. Incorporated

Name of Fund	Compensation	Date
New Covenant Income Fund	0.15% on the first $175 million in assets and 0.10% on assets in excess of $175 million	November 15, 2010